Exhibit 99.1

Significant Subsidiaries

Name	Incorporation	Ownership Percentage
Ariake Transport Corporation	Liberia	100%
Aspinall Pte Ltd	Singapore	100%
Benmore Shipping Company Limited	Cyprus	100%
Blizana Pte Ltd	Singapore	100%
Bolzano Pte Ltd	Singapore	100%
Bonfield Shipping Ltd	Liberia	100%
Cirebon Shipping Pte Ltd	Singapore	100%
Edinburgh Navigation S.A.	Liberia	100%
Fox Maritime Pte Ltd	Singapore	100%
Front Ardenne Inc	Liberia	100%
Front Brabant Inc.	Liberia	100%
Front Dua Private Limited	Singapore	100%
Front Empat Private Limited	Singapore	100%
Front Enam Private Limited	Singapore	100%
Front Falcon Corp.	Liberia	100%
Front Glory Shipping Inc.	Liberia	100%
Front Heimdall Inc.	Liberia	100%
Front Highness Inc.	Marshall Islands	100%
Front Lady Inc.	Marshall Islands	100%
Front Lapan Private Limited	Singapore	100%
Front Lima Private Limited	Singapore	100%
Front Opalia Inc	Liberia	100%
Front Pride Shipping Inc.	Liberia	100%
Front Saga Inc.	Liberia	100%
Front Scilla Inc.	Liberia	100%
Front Sembilan Private Limited	Singapore	100%
Front Serenade Inc.	Liberia	100%
Front Shadow Inc	Liberia	100%
Front Splendour Shipping Inc.	Liberia	100%
Front Stratus Inc.	Liberia	100%
Front Tiga Private Limited	Singapore	100%
Golden Estuary Corporation	Liberia	100%
Golden Fjord Corporation	Liberia	100%
Golden Island, Inc.	Liberia	100%
Golden Narrow Corporation	Liberia	100%
Golden Seaway Corporation	Liberia	100%
Golden Sound Corporation	Liberia	100%
Golden Straits, Inc.	Liberia	100%
Golden Tide Corporation	Liberia	100%
Hitachi Hull 4983 Corporation Ltd.	Liberia	100%
Hudson Bay Marine Company Limited	Cyprus	100%
Jaymont Shipping Company Limited	Cyprus	100%
Katong Investments Ltd	Liberia	100%
Madeira International Corp.	Liberia	100%
Millcroft Maritime S.A.	Liberia	100%

Name	Incorporation	Ownership Percentage
Newbond Shipping Company Limited	Cyprus	100%
Rettie Pte Ltd	Singapore	100%
Rig Finance Ltd	Bermuda	100%
Sea Ace Corporation	Liberia	100%
Ship Finance Management AS	Norwegian	100%
Transcorp Pte Ltd	Singapore	100%
Ultimate Shipping Ltd	Liberia	100%
SFL Europa Inc.	Marshall Islands	100%
SFL Sea Pike Limited	Cyprus	100%
SFL Sea Cheetah Limited	Cyprus	100%
SFL Sea Halibut Limited	Cyprus	100%
SFL Sea Jaguar Limited	Cyprus	100%
SFL Avon Inc.	Liberia	100%
SFL Clyde Inc.	Liberia	100%
SFL Dee Inc.	Liberia	100%
SFL Humber Inc.	Liberia	100%
SFL Tamar	Liberia	100%
Front Baldur Inc	Liberia	100%
SFL Sea Bear Limited	Cyprus	100%
SFL Sea Leopard Limited	Cyprus	100%
SFL Chemical Tanker I Ltd.	Marshall Islands	100%
SFL Chemical Tanker II Ltd.	Marshall Islands	100%
SFL West Polaris Limited	Bermuda	100%
SFL Deepwater Ltd.	Bermuda	100%
SFL Ace I Ltd.	Malta	100%
SFL Ace II Ltd.	Malta	100%
SFL Capital I Ltd.	Bermuda	100%
SFL Capital II Ltd.	Bermuda	100%
SFL Tyne Inc.	Liberia	100%
SFL Medway Inc.	Liberia	100%
SFL Spey Inc.	Liberia	100%
SFL Kent Inc.	Liberia	100%
SFL Trent Inc.	Liberia	100%
SFL Kate Inc.	Liberia	100%
SFL Hudson Inc.	Liberia	100%
SFL Sara Inc.	Liberia	100%
SFL Yukon Inc.	Liberia	100%
SFL Bulk Holding Ltd.	Bermuda	100%
SFL Container Holding Limited	Bermuda	100%
SFL Capital V Ltd.	Bermuda	100%
Ship Finance Management (Bermuda) Ltd.	Bermuda	100%
SFL Management (Singapore) Pte. Ltd.	Singapore	100%
Bluelot Shipping Company Limited	Cyprus	100%
SFL Capital III Limited	Cyprus	100%

Name	Incorporation	Ownership Percentage
SFL Capital IV Limited	Cyprus	100%
SFL Corte Real Limited	Cyprus	100%
SFL Eden Inc.	Liberia	100%
SFL Lea Inc.	Liberia	100%
SFL Lune Inc.	Liberia	100%
SFL Mersey Inc.	Liberia	100%
SFL Container Chartering Inc.	Liberia	100%
Phoenix Holding Inc.	Marshall Islands	100%
Phoenix Falcon Inc.	Marshall Islands	100%
Phoenix Hawk Inc.	Marshall Islands	100%
Phoenix Hunter Inc.	Marshall Islands	100%
Phoenix Tiger Inc.	Marshall Islands	100%
Phoenix Eagle Inc.	Marshall Islands	100%
SFL Hercules Ltd.	Bermuda	100%
Ship Finance Management (UK) Limited	United Kingdom	100%